Mail Stop 3561

September 24, 2008

Sam L. Susser
Chief Executive Officer
Susser Holdings Corporation
4433 Baldwin Boulevard
Corpus Christ, Texas 78408

>   **Re:** **Susser Holdings Corporation**
>   **Form 10-K for Fiscal Year Ended December 30, 2007**
>   **Filed March 14, 2008**
>   **Forms 10-Q for Periods Ended March 30 and June 29, 2008**
>   **Filed May 9 and August 8, 2008**
>   **File No. 1-33084**

Dear Mr. Susser:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 30, 2007

General

1. Where a comment below requests additional disclosures to be included, please include these additional disclosures in your amended filings if it is appropriate

to do so. If it is not appropriate to include the additional disclosures in your amended filing, please provide a supplemental response showing what your additional disclosures would look like in future filings.

Item 1. Business, page 1

General

2. We note your disclosures in several places throughout pages 2 through 7 relating your retail and wholesale revenues. The products and services you offer to customers include fuel, diary products, cigarettes and other tobacco products, beer, packaged drinks and other hot and cold beverages, prepared food services for breakfast, lunch and dinner through the Laredo Taco Company and your in-house proprietary restaurant operations, snacks, and other general merchandise products. Further, you disclose that you offer a wide variety of other services such as environmental consulting, maintenance and construction management services to the petroleum and convenience store industries through Applied Petroleum Technologies, Ltd., a wholly-owned subsidiary. Please revise to clarify the distinction between your food service and merchandise categories within your retail segment. For example, on page 2 food service revenues are noted to be $54,197 whereas on page 3 foodservice sales are disclosed as being $89.6 for fiscal 2007.

Item 7. Management's Discussion and Analysis of Financial Condition and Result of Operations

Key Measures Used to Evaluate and Assess Business, page 35

3. We note your disclosure of same store sales performance for merchandise sales only. Please revise your disclosure to indicate that retail store sales relating to fuel have been excluded from your calculation of same store sales data and the reason why. Also, please indicate if you have included or excluded food service and disclose that your calculations may not be comparable to your competitors.

Results of Operations

4. Your acquisition of 168 retail stores from Town & Country represented a 50% increase in the number of stores in operation, resulting in a significant increase in revenues and expenses. Further, the full year results of new stores added in the prior year along with the partial year results of new stores opened in the current year also make a measurable contribution to your results of operations. Please quantify and disclose the contribution or impact on your results of operations of the recently acquired stores and the internally

developed new store openings and closings, if any, for each period presented. Refer to Item 303(a)(3) of Regulation S-K.

Fiscal 2007 Compared to Fiscal 2006

Retail Motor Fuel Sales, Gallons and Gross Profit, Page 40
Wholesale Motor Fuel Sales, Gallons and Gross Profit, page 40

5. We note that retail gross profit cents per gallon increased in 2007 while wholesale gross profit cents per gallon in 2007 declined in 2007. Disclose if you anticipate these trends to continue in future periods.

Liquidity and Capital Resources, page 44

Contractual Obligations and Commitments

Contractual Obligations

6. We note your disclosure on page 8 of the new long-term fuel supply agreement with Valero Marketing and Supply Company relating to the purchase of motor fuel for more than 300 retail stores and wholesale customer which expires in July 2018. Further, we understand you also have wholesale certain merchandise supply agreements, one of which is with McLane Company, Inc. that expires in 2010. Please revise your tabular presentation to disclose the minimum cash funding requirements for these supply agreements. Refer to Item 303(a)(5)(D) of Regulation S-K.

Application of Critical Accounting Policies, page 51

7. Your current disclosure for several of the critical accounting estimates duplicates much of the disclosure provided in Note 2 for the same area under significant accounting policies. Please revise your disclosure to provide a more insightful, quantified analysis of your critical accounting estimates. In doing so, disclose the amounts of estimates that materially affected your reported earnings and the amount of the related estimates recorded for each period presented. Please also provide an analysis of the effects of material changes in your critical accounting estimates on revenues, costs and expenses and gross profit for the periods presented. In addition, discuss why your estimates or assumptions bear the risk of change including whether there are uncertainties attached to the estimates or assumptions or whether the estimates are difficult to measure or value, and how they impact your results of operations. Further, provide an analysis, to the extent material, of the factors you consider at arriving at the estimates or assumptions, how accurate the estimates or assumptions have been in the past and whether the estimates are

reasonably likely to change in the future. Please refer to SEC Release No. 33-8350.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-7

General

8. Please revise to disclose how you account for interest which is capitalized as part of the asset cost and disclose the amount capitalized. See paragraph 21 of SFAS 34.

Goodwill, page F-9

9. Please disclose the date each year you perform the annual impairment test of goodwill. See paragraph 26 of SFAS 142.

Revenue Recognition, page F-11

10. Your disclosure states that a portion of your motor fuel sales to wholesale customers are on a consignment basis, whereby you retain title and recognize revenue when the fuel is sold to the ultimate customer. Please explain how you ensure the accuracy of your revenue recognition each period based on fuel sales by third-party wholesale customers. In this regard, disclose if there is a delay in the recognition of revenue on sales from fuel held on consignment. Revise your disclosure of fuel inventories in Note 6 to identify the amount of fuel on consignment and not held by you for all periods presented.

11. Please tell us and revise your disclosure to clarify the nature of the amounts in Note 12 classified as deferred revenue balances of $2.6 million as of each period presented.

Note 4. Acquisition of TCFS Holdings, Inc., page F-14

12. Please disclose the factors that contributed to a purchase price of $356 million that resulted in the recognition of goodwill. See paragraph 51 of SFAS 141. Please tell us what consideration you gave to identifying intangible assets that meet the criteria for recognition apart from goodwill as discussed in paragraph 39 of SFAS 141 and outlined in Appendix A. Please tell us the process you used to identify all intangible assets including those related to supplier and customer relationships. Please also tell us how you determined the fair value of the trade name, favorable and unfavorable lease agreements and any

covenants not to compete. Please explain what adjustments to date have been made to your preliminary purchase price allocations and why.

Note 11. Long-Term Debt, page F-21

13. We note the new credit agreements signed in connection with your acquisition of TCF Holdings LLC in 2007. Please tell us if there are any cross-default provisions on your senior unsecured notes and your new credit facilities. If there are, please disclose the existence of any cross-default provisions on your credit facilities and the repercussions of not meeting these and other restrictive covenants on your debt agreements. Also, please disclose the amount of retained earnings or net income restricted or available. Refer to Rule 4-08(c) and (e) of Regulation S-X.

Note 17. Income Tax, page F-29
Note 18. Shareholders' Equity, page F-31

14. We note disclosure of your conversion from a limited liability corporation to a "C" corporation on October 24, 2006. Please explain how you accounted for the accumulated losses and whether they have been classified as paid-in-capital upon your conversion to the new capital structure.

Note 20. Segment Reporting, page F-35

15. Please disclose whether operating segments have been aggregated as required by paragraph 26 of SFAS 131.

Exhibits 31.1 and 31.2

16. Please revise the certifications filed as Exhibits 31.1 and 31.2 so the language is identical to the language included in Item 601(b)(31) of Regulation S-K. For example, in paragraph 4 you have omitted the reference to internal control over financial reporting. Further, the certifications have been executed by the company rather than by the officers in their individual capacities, as required. Please note these are examples only. Please re-file the complete Form 10-K, along with new certifications.

Form 10-Q for the Period Ended June 29, 2008
Form 10-Q for the Period Ended March 30, 2008

Property and Equipment, page F-8

17. We note disclosure on page F-8 of your Form 10-K for the fiscal year ended December 30, 2007 that you changed your estimates for the depreciable lives

of buildings from 20 years to 40 years and for underground storage tanks from 15 years to 30 years effective December 31, 2007, or fiscal 2008. The changes disclosed appear to represent significant changes in your current estimates of depreciable lives for these groups of asset categories. Please tell us how these changes in estimates have impacted your results of operations in 2008 and provide us with your analysis quantifying the impact of the change. Further, please tell us what consideration was given to providing disclosure pursuant to paragraph 22 of SFAS 154. See also paragraphs 19 through 21 of SFAS 154.

Exhibits 31.1 and 31.2

18. Please revise the certifications filed as Exhibits 31.1 and 31.2 so the language is identical to the language included in Item 601(b)(31) of Regulation S-K. For example, in paragraph 4(b) you refer to generally accepted accounting "practices" instead of generally accepted accounting principles. Further, the certifications have been executed by the company rather than by the officers in their individual capacities, as required. Please note these are examples only. Please re-file the complete Forms 10-Q, along with new certifications.

*****

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the adequacy and accuracy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Donna DiSilvio, Senior Staff Accountant at (202) 551-3202 if you have any questions regarding the financial statements and related matters. Please contact Ramin Olson, Staff Attorney, at (202) 551-3331, Ellie Bavaria, Special Counsel, at (202) 551-3238, or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director